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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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NOTIFICATION OF LATE FILING                                SEC FILE NUMBER
                                                              0-21488
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                                                            CUSIP NUMBER
                                                             148881-10-5
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                                   (Check One)

[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

               For Period Ended: January 31, 1999
               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR
                    For the Transition Period Ended: ___________________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                          CATALYST SEMICONDUCTOR, INC.
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Full Name of Registrant

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Former Name if Applicable

                              1250 BORREGAS AVENUE
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Address of Principal Executive Office (Street and Number)

                           SUNNYVALE, CALIFORNIA 94089
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)    The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Company recently received a comment letter providing for certain additional disclosures to be incorporated in its periodic reports filed pursuant the Securities Exchange Act of 1934 including the Form 10-Q for the quarter ended January 31, 1999. Responding to the comments has necessitated additional accounting procedures and other work to be completed prior to completing the disclosure in the Form 10-K. The additional required accounting work and procedures resulted in delays that could not be avoided with the Company's current accounting systems and procedures.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Thomas E. Gay III           (408)                   542-1040
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                    (Name)              (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

              [X] Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           CATALYST SEMICONDUCTOR, INC
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 1999                    By  /s/ Thomas E. Gay III
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                                            Thomas E. Gay III
                                            Vice President, Finance and
                                                 Administration,
                                                 and Chief Financial Officer


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